FIRST TRUST EXCHANGE-TRADED FUND II
                        1001 WARRENVILLE ROAD, SUITE 300
                              LISLE, ILLINOIS 60532


                                 August 22, 2007


Mr. Houghton Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund II
         (CIK 0001364608, SEC Accession No. 0000875626-07-001691)
         Registration on Form N-1A/A
         (Registration Statement File Nos. 333-143964, 811-21944)

Dear Mr. Hallock:

         On behalf of the First Trust Europe Select AlphaDEX(TM) Fund, First Trust Japan Select AlphaDEX(TM) Fund and First Trust Dow Jones Global Select Fund, (collectively, the "Funds"), each a series of the First Trust Exchange-Traded Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned amendment to the Registration Statement, filed as Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 477 of Regulation C under the Securities Act. The Registration Statement was originally filed with the Securities and Exchange Commission on July 25, 2007. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.


                                    Sincerely,

                                    FIRST TRUST EXCHANGE-TRADED FUND II


                                    By: /s/ W. Scott Jardine
                                       ------------------------------------
                                       W. Scott Jardine, Secretary